Russell Investment Management Company 909 A Street Tacoma, Washington 98402-5120 253-439-2384

ADMINISTRATIVE SERVICES AGREEMENT

The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202 April 23, 2007	Russell Investment Management Company 909 A Street Tacoma WA 98402

The purpose of this document is to revise and to update the letter dated February 28, 1999 between Russell Investment Management Company (“RIMCo”), the investment adviser to Russell Investment Funds, a registered investment company (the “RIFRIF’) and The Northwestern Mutual Life Insurance Company (“the Company”) in connection with the Company’s investment in the RIF.

This letter is an Administrative Services Agreement (“Agreement”) between RIMCo and the Company, effective as of April 30, 2007. The Company is a life insurance company that acts as the sponsor for variable annuity and/or variable life insurance contracts issued by the Company.

The Company, Russell Fund Distributors, (‘RFD”), and the RIF have entered into a Fund Participation Agreement, dated March 16, 1999, as may be amended from time to time (the ‘‘Participation Agreement”), pursuant to which the Company, on behalf of certain of its separate accounts (the “Separate Accounts”), purchases shares of certain Portfolios of the RIF (“Portfolios”) to serve as investment vehicles under certain variable annuity and/or variable life insurance contracts (“Variable Contracts”) offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts.

RIMCo recognizes that in the course of servicing owners of the Variable Contracts, the Company, and the agents of the Company who are registered representatives of the principal underwriter for the Variable Contracts and who provide information about the RIF and its Portfolios from time to time, answer questions concerning the RIF and its Portfolios, including questions respecting Variable Contract owners’ interests in one or more Portfolios, and that the Company provides services respecting investments in the Portfolios.

RIMCo recognizes that the Company’s or its agents’ services have value to RIF. . Accordingly, the following represents the collective intention and understanding of RIMCo and the Company under this Agreement.

The Company agrees that it or its Designee shall provide administrative services to owners of Variable

April 23, 2007

Contracts including, but not limited to, the following:

●

Providing and administering Variable Contract features for the benefit of Variable Contract owners participating in the RIF including fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweeps, and pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time;

●	Providing telephone servicing support in connection with the Portfolios;
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Maintaining Variable Contract records reflecting Shares purchased and redeemed and Share balances, computing the number of fund shares for each class that must be purchased or redeemed each day to support such transactions, and forwarding each day’s net purchase and redemption orders to the RIF, its transfer agent, or RIMCo as may be reasonably requested;

●	Preparing, printing, and distributing confirmation and quarterly and/or periodic account statements to owners of Variable Contracts;
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Providing support services including providing information about the RIF and its Portfolios and answering questions concerning the RIF and its Portfolios, including questions respecting Variable Contract owners’ interests in one or more Portfolios;

●

Relieving the RIF, its sponsor, or transfer agent of other incidental account maintenance, record keeping, or administrative services generally provided by mutual funds (or their transfer agents) to their shareholders by providing the same to Variable Contract owners;

●

Delivering and responding to inquiries respecting Portfolio Prospectuses and/or Statements of Additional Information, reports, notices, proxies and proxy statements and other information respecting the Portfolios (but not including services paid for by the RIF such as printing and mailing);

●	Coordinating the printing and delivery processes of all information respecting the Portfolios to Variable Contract owners, including the negotiation of contracts for related services;
●	Forwarding proxy materials and facilitating the tabulation of resulting Variable Contract owners’ votes;
●	Periodically reporting information to the RIF (e.g., to comply with mixed and shared funding relief and to allow the RIF to file Form 24F-2);
●	Processing dividend and capital gains distributions from the RIF;
●	Making available records of daily transactions in separate account units to the extent necessary for the RIF to comply with Rule 22c-2 under the 1940 Act and its policies on frequent trading;
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Assisting in complying with Section 314(b) of the USA Patriot Act by implementing policies and procedures reasonably designed to identify owners or prospective owners of Variab1e Contracts suspected of possible terrorist or money-laundering activities and prevent the same from indirectly investing in the RIF; and

●	Preparing and providing reports to third-party reporting services.

In consideration of these administrative services, RIMCo agrees to pay to the Company or a person designated by the Company a service fee at an annual rate equal to (i) 0.10% (ten basis points) of the aggregate net assets of the RIF attributable to the Company (other than assets attributable to the Company’s employee and agent qualified plans) held in Separate Accounts. For purposes of computing the payments under this paragraph, the respective average daily value of Shares held in Separate Accounts over a quarterly period shall be computed by totaling such Separate Accounts’ aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts} on each business day during the calendar quarter, and dividing by the total number of business days during such quarter. The payments under this paragraph shall be calculated by RlMCo quarterly (on a calendar year basis) and will be paid within sixty (60) days thereafter for as long as the Company owns shares in the RIF. RIMCo shall send all payments and statements for Company to the attention

April 23, 2007

of:

The Northwestern Mutual Life Insurance Company

720 E. Wisconsin Ave.

Milwaukee, WI 53202

Attn: Ronald C. Nelson and Rob Wright

This Agreement supersedes the Administrative Service fee letter dated February 28, 1999 and any other agreements or understandings related to the subject matter herein, shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. Unless otherwise required by applicable law or regulations, this Agreement may be terminated by either the Company or RIMCo upon 60 days’ written notice to the other, and shall terminate automatically upon redemption of all Shares held in Separate Accounts, upon termination of the Participation Agreement, or upon assignment of the Participation Agreement by either the Company or RIMCo, or if required by law.

Nothing in the Agreement shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, RFD, or the RIF previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement or in the Variable Product Distribution Services Agreement

If this Agreement is consistent with the Company’s understanding of the Company’s provision of the Services, please sign below, whereupon this document shall constitute a binding agreement between us.

Very truly yours,

RUSSELL INVESTMENT MANAGEMENT COMPANY

By:	/s/ Melodie Zakalnk

Name: Melodie Zakalnk

Title: Managing Director

Agreed to and accepted:

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Donald G. Tyler

Donald G. Tyler

Vice President – IPS Products & Sales